Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

							Predecessor (1)
					Period from		Period from
	Three				September 3,		January 1,
	Months		Year		2009		2009
	Ended		Ended		through		through
	March 31,		December 31,		December 31,		September 2,		Year Ended December 31,
	2011		2010		2009		2009		2008		2007		2006
EARNINGS (2)
Pre-tax income from continuing operations before noncontrolling interest and income from equity investees	$6,345		$29,787		$2,487		$15,991		$20,474		$18,006		$12,713
add: Fixed charges	3,724		15,559		9,666		16,273		25,653		27,386		15,800
add: Distributed income of equity investees	—		—		—		—		—		—		—
add: Amortization of capitalized interest	129		515		55		111		27		—		—
less: Capitalized interest	(2,660)		(7,595)		(5,371)		(11,502)		(20,301)		(19,877)		(7,058)

Total Earnings	$7,538		$38,266		$6,837		$20,873		$25,853		$25,515		$21,455

FIXED CHARGES (2)
Interest expensed and capitalized	$3,494		$14,917		$9,633		$15,854		$25,242		$26,986		$15,446
Amortization of debt expense	211		562		—		373		340		339		308
Portion of rent expense related to interest (33.33%)	19		80		33		46		71		61		46

Total Fixed Charges	$3,724		$15,559		$9,666		$16,273		$25,653		$27,386		$15,800

RATIO OF EARNINGS TO FIXED CHARGES (3)	2.02	x	2.46	x	—	(4)	1.28	x	1.01	x	—	(4)	1.36	x

(1)	Represents data from our predecessor, PAA Natural Gas Storage, LLC, prior to PAA’s acquisition of a controlling interest in us on September 3, 2009. For further discussion, please see Note 1 to the consolidated financial statements included in PNG’s Annual Report on Form 10-K for the year ended December 31, 2010.

(2)	For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pre-tax income from continuing operations before income from equity investees plus fixed charges (excluding capitalized interest), distributed income of equity investees and amortization of capitalized interest. “Fixed charges” represents interest incurred (whether expensed or capitalized), amortization of debt expense (including discounts and premiums relating to indebtedness) and the portion of rental expense on operating leases deemed to be the equivalent of interest.

(3)	Ratios may not recalculate due to rounding.

(4)	During the period noted, our ratio coverage was less than 1:1. We would have needed to generate additional earnings of approximately $2.8 million and $1.9 million during the period from September 3, 2009 to December 31, 2009 and the year ended December 31, 2007, respectively, to achieve a coverage of 1:1.